UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 11, 2020, BioNTech SE (the “Company”) and Pfizer Inc. issued a press release announcing that the U.S. Food and Drug Administration (FDA) has authorized the emergency use of the mRNA vaccine, BNT162b2, against COVID-19 in individuals 16 years of age or older. The vaccine is now authorized under an Emergency Use Authorization (EUA) while Pfizer and BioNTech gather additional data and prepare to file a planned Biologics License Application (BLA) with the FDA for a possible full regulatory approval in 2021. The press release is attached hereto as Exhibit 99.1

Additionally, on December 12, 2020, the Company and Pfizer Inc. issued a press release announcing that the U.S. Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunization Practices (ACIP) voted on December 12th to recommend the use of the Pfizer-BioNTech COVID-19 vaccine in people 16 years of age and older under the Emergency Use Authorization (EUA) issued by the U.S. Food and Drug Administration (FDA). The press release is attached hereto as Exhibit 99.2.

Lastly, on December 14, 2020, the Company and Pfizer Inc. issued a press release announcing additional data on neutralizing antibody and T cell responses from the Phase 1/2 trial with BNT162b2 conducted in Germany. The study results demonstrate that BNT162b2 elicits a combined adaptive humoral and cellular immune response against SARS-CoV-2 and provide insights into the composite nature of the BNT162b2-induced T cell immunity. The results were published on the preprint server MedRxiv and are available here. The press release is attached hereto as Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: December 14, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated December 11, 2020 – Pfizer and BioNTech Celebrate Historical First Authorization in the U.S. of Vaccine to Prevent COVID-19.
99.2	Press Release dated December 12, 2020 – U.S. CDC Committee of Independent Health Experts Recommends Vaccination with Pfizer and BioNTech COVID-19 Vaccine for Persons Ages 16 Years and Older.
99.3

Press Release dated December 14, 2020 – Pfizer and BioNTech Provide Data from German Phase 1/2 Study Further Characterizing Immune Response Following Immunization with Lead COVID-19 Vaccine Candidate BNT162b2.